POLYMET MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

31 January 2007, 2006 and 2005

U.S. Funds

 POLYMET MINING CORP.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The financial statements of PolyMet Mining Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded. All transactions are authorized and duly recorded, and financial records are properly maintained to facilitate the preparation of financial statements in a timely manner. The Board of Directors is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the financial statements with management and external auditors. PricewaterhouseCoopers, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the financial statements and their report is included herein.

“William Murray” (signed)

______________________________
William Murray
President and Chief Executive Officer

“Douglas Newby” (signed)

______________________________
Douglas Newby
Chief Financial Officer

Vancouver, Canada
27 April 2007

Auditors’ Report

To the Shareholders of PolyMet Mining Corp.:

We have audited the consolidated balance sheet of PolyMet Mining Corp. (the “Company”) as at 31 January 2007 and the consolidated statements of loss, changes in shareholders' equity and cash flows for the year ended 31 January 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 31 January 2007 and the results of its operations and its cash flows for the year ended 31 January 2007, in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at 31 January 2006 and 2005, and for the years then ended, prior to the restatement of share bonus plan and warrants (as described in Note 2), were audited by other auditors who expressed as opinion without reservation on those financial statements in their report dated 4 April 2006. We have audited the restatements in the 31 January 2006 and 2005 consolidated financial statements and, in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

“PricewaterhouseCoopers”

Vancouver, BC
27 April 2007	CHARTERED ACCOUNTANTS

PolyMet Mining Corp.
Consolidated Balance Sheets
As at January 31
All figures in Thousands of U.S. Dollars

		2006
ASSETS	2007	(restated – Note 2)
Current
Cash	$8,897	$11,671
Accounts receivable and advances	61	41
Prepaid expenses	210	75
	9,168	11,787
Deferred Financing Costs (Note 13d))	1,397	-
Mineral Property, Plant and Equipment (Notes 4 and 5)	38,166	14,247
	$48,731	$26,034

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,518	$1,717
Current portion of long term debt (Note 6)	2,000	1,000
	3,518	2,717

Long term
Long term debt (Note 6)	11,853	1,420
Asset retirement obligation (Note 7)	3,422	2,510
	18,793	6,647

SHAREHOLDERS’ EQUITY
Share Capital - (Note 8)	72,923	46,009
Contributed Surplus – (Note 8d)	9,614	8,084
Deficit	(52,599)	(34,706)
	29,938	19,387
	$48,731	$26,034

Contingent Liabilities and Commitments (Notes 5 and 13)

ON BEHALF OF THE BOARD:

“William Murray”	, Director

“David Dreisinger”	, Director

–  See Accompanying Notes –

PolyMet Mining Corp.
Consolidated Statements of Loss
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars, except per share amounts

			2005
			(restated –
	2007	2006	Note 2)
Pre-feasibility Costs
See Schedule 1	8,844	11,120	1,623

General and Administrative
Administration fees and wages	272	208	105
Amortization	7	4	2
Conferences	24	26	-
Consulting fees	1,621	388	1,010
Insurance	37	30	31
Investor relations and financing	218	90	95
Management fees	181	129	141
Office and telephone	154	101	47
Professional fees	790	151	99
Rent	68	62	59
Shareholders’ information	125	53	35
Stock-based compensation (Note 8c))	4,723	3,523	993
Transfer agent and filing fees	272	65	25
Travel	482	348	221
	8,974	5,178	2,863

Other Expenses (Income)
Interest income, net	(428)	(148)	(2)
Loss (gain) on foreign exchange conversion	536	(221)	(68)
Rental income	(33)	-	-
	75	(369)	(70)

Loss for the Year	$17,893	$15,929	$4,416

Deficit Beginning of the Year	34,706	18,777	14,361

Deficit End of Year	52,599	34,706	18,777

Loss per Share	$(0.16)	$(0.22)	$(0.09)

Weighted Average Number of Shares	114,754,213	73,484,490	51,946,290

–  See Accompanying Notes –

PolyMet Mining Corp.
Consolidated Statements of Changes in Shareholders’ Equity
All figures in Thousands of U.S. Dollars, except for Shares

	Common Shares (Note 8) (restated – Note 2)
	Authorized			Share Subscriptions	Contributed Surplus	Deficit	Total
	Shares	Shares	Amount	Received	(restated – Note 2)	(restated – Note 2)	(restated – Note 2)
Balance – 31 January 2004	1,000,000,000	44,992,054	$15,232	$-	$55	$(14,361)	$926
Loss for the year	-	-	-	-	-	(4,416)	(4,416)
Shares issued for cash:
Private placements	-	2,800,000	1,734	-	-	-	1,734
Share subscriptions received	-	-	-	763	-	-	763
Share issuance costs	-	-	(19)	-	-	-	(19)
Exercise of warrants	-	5,277,573	829	-	-	-	829
Exercise of options	-	1,088,400	81	-	-	-	81
Shares issued for finders’ fee	-	155,626	96	-	-	-	96
Non-cash share issuance costs	-	-	(96)	-	-	-	(96)
Shares issued for property	-	1,000,000	229	-	-	-	229
Stock-based compensation	-	-	-	-	993	-	993
Fair value of stock options exercised	-	-	42	-	(42)	-	-
Balance – 31 January 2005 – Shares issued	Unlimited	55,313,653	18,128	763	1,006	(18,777)	1,120
Shares allotted for exercise of warrants	-	224,925	26	-	-	-	26
Shares allotted for bonus	-	1,590,000	873	-	-	-	873
Balance – 31 January 2005 – Shares issued and allotted
(issued in fiscal 2006)	Unlimited	57,128,578	19,027	763	1,006	(18,777)	2,019
Loss for the year	-	-	-	-	-	(15,929)	(15,929)
Shares issued for cash:
Private placements	-	28,494,653	17,302	(763)	3,653	-	20,192
Share issuance costs	-	-	(1,475)	-	-	-	(1,475)
Exercise of warrants	-	5,700,628	3,296	-	-	-	3,296
Exercise of options	-	1,795,852	197	-	-	-	197
Shares issued for finders’ fee	-	852,915	617	-	-	-	617
Non-cash share issuance costs	-	-	(617)	-	-	-	(617)
Shares issued for property	-	6,200,547	7,564	-	-	-	7,564
Stock-based compensation	-	-	-	-	3,523	-	3,523
Fair value of stock options exercised	-	-	98	-	(98)	-	-
Balance – 31 January 2006	Unlimited	100,173,173	46,009	-	8,084	(34,706)	19,387
Loss for the year	-	-	-	-	-	(17,893)	(17,893)
Issuance of shares for bonus (Note 13)	-	2,350,000	1,289	-	-	-	1,289
Shares issued for cash:
Exercise of warrants	-	14,662,703	17,963	-	(3,653)	-	14,310
Exercise of options	-	2,193,000	765	-	-	-	765
Shares issued for property (Note 5)	-	2,000,000	6,160	-	-	-	6,160
Stock-based compensation	-	-	-	-	4,723	-	4,723
Warrants issued for deferred financing costs	-	-	-	-	1,197	-	1,197
Fair value of stock options exercised	-	-	737	-	(737)	-	-
Balance – 31 January 2007	Unlimited	121,378,876	$72,923	$-	$9,614	$(52,599)	$29,938

–  See Accompanying Notes –

PolyMet Mining Corp.
Consolidated Statements of Cash Flows
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars

			2005
			(restated –
	2007	2006	Note 2)
Operating Activities
Loss for the year	$(17,893)	$(15,929)	$(4,416)
Items not involving cash
Consulting fees (note 13a))	1,289	-	872
Amortization	7	4	2
Stock-based compensation	4,723	3,523	993
Changes in non-cash working capital items
Accounts receivable and advances	(20)	4	(23)
Prepaid expenses	(135)	166	(236)
Accounts payable and accrued liabilities	(199)	1,386	232
Net cash used in operating activities	(12,228)	(10,846)	(2,576)

Financing Activities
Share capital - for cash	15,075	22,209	2,651
Long-term debt repayment	(1,250)	-	-
Deferred financing costs	(200)	-	-
Share subscriptions received	-	-	763
Net cash provided by financing activities	13,625	22,209	3,414

Investing Activities
Term deposit	-	807	(807)
Mineral property, plant and equipment	(4,171)	(1,010)	(16)
Net cash used in investing activities	(4,171)	(203)	(823)

Net Increase (Decrease) in Cash Position	(2,774)	11,160	15
Cash Position - Beginning of Year	11,671	511	496
Cash Position - End of Year	$8,897	$11,671	$511

–  See Accompanying Notes –

PolyMet Mining Corp.	Schedule 1
Consolidated Schedules of Pre-Feasibility Costs
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars

	2007	2006	2005

Direct
Camp and general	$187	$101	$5
Consulting fees	819	690	337
Drilling	94	3,075	-
Engineering	642	578	221
Environmental	3,303	2,421	406
Geological and geophysical	55	75	173
Land lease, taxes and licenses	127	187	79
Metallurgical	303	1,894	67
Mine planning	2,236	1,312	49
Permitting	2	137	182
Plant maintenance and repair	681	44	-
Sampling	395	606	-
Scoping study	-	-	104

Total Costs for the Year (note 1)	$8,844	$11,120	$1,623

–  See Accompanying Notes –

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies

PolyMet Mining Corp. (“the Company”) was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on 10 June 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependant upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On 25 September 2006, the Company received the results of a Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) that confirms the economic and technical viability of the NorthMet Project and, as such, the project has moved from the exploration stage to the development stage.

The consolidated financial statements of PolyMet Mining Corp. have been prepared in accordance with accounting principles generally accepted in Canada that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine site, valuation of options and share purchase warrants, and the assessment of impairment in value of long lived assets. Actual results could differ from these estimates. Significant differences from United States generally accepted accounting principles are disclosed in Note 14.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Inter-company balances and transactions have been eliminated on consolidation.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies - Continued

Mineral Property, Plant and Equipment

Mineral property

Mineral property costs, aside from mineral property acquisitions costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred or capitalized until the property is placed into production, sold, allowed to lapse or abandoned.

Acquisition costs include cash and fair market value of common shares.

Upon commencement of commercial production, mineral properties and acquisition costs relating to mines are amortized over the estimated life of the proven and probable mineral reserves to which they relate, calculated on a unit of production basis.

As a result of the Definitive Feasibility Study on the NorthMet Project, the Project has now entered the development stage and the Company has elected to defer mineral property development expenditures related to the NorthMet Project effective 1 October 2006.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

Plant and equipment

Plant and equipment are recorded at costs and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate.

Depreciation of plant and equipment is provided on a straight-line basis over the estimated economic life of the assets as follows:

Leasehold improvements – Straight-line over the term of the lease Furniture and equipment - Straight-line over 10 years Computers - Straight-line over 5 years

Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations.

Loss Per Share

Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Basic and diluted losses per share are the same for the periods reported, as the effect of potential issuances of shares under warrant or share option agreements would be anti-dilutive.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies - Continued

Foreign Currency Translation

The United States (“U.S.”) dollar is the functional currency of the Company’s business. Accordingly, amounts in these consolidated financial statements are expressed in U.S. dollars unless otherwise stated. The Company’s non-U.S. operations are integrated and have been translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet dates and non-monetary assets and liabilities are translated at the exchange rate in effect at the times of the transactions. Revenue and expense items are translated at rates approximating the exchange rate in effect at the time of the transactions, except for amortization which is translated at historical rates. Translation gains and losses are reflected in the year.

Stock-Based Compensation and Share Purchase Warrants

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a grade method over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to contributed surplus. The recorded value of share purchase warrants is transferred to share capital upon exercise.

Asset Retirement Obligations

The recommendations of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”), became effective on 1 February 2004. This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the year in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies - Continued

Impairment of Long-Lived Assets

The Company has adopted CICA Section 3063 “Impairment of Long-Lived Assets”. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including mineral property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets.

Recent Accounting Pronouncements

In 2006, the CICA issued EIC 160 – Accounting for Deferred Stripping Costs in the Mining Industry. The abstract requires that overburden stripping costs incurred in the production phase of a mining operation be accounted for as variable production costs and be included in the costs of inventory produced during the period that the stripping costs are incurred. However, overburden stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. Capitalized overburden stripping costs should be amortized in a rational and systematic manner over the mineral reserves that directly benefit from the specific stripping activity. This abstract should be applied to overburden stripping costs incurred in fiscal years beginning on or after 1 July 2006, and may be applied retroactively. As at 31 January 2007, the Company’s financial statements do not include any deferred stripping costs.

Commencing with the next fiscal year, the Company will adopt the new CICA Handbook Section 1530 – Accounting for comprehensive income. The concept of other comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders’ equity arising primarily from unrealized changes in the values of financial instruments or assets. Comprehensive income as prescribed by US GAAP is largely aligned with comprehensive income as proposed by the new Canadian standard.

Commencing with the 2007 fiscal year, the Company will also adopt the new CICA Handbook Sections of Equity, Section 3251, Financial Instruments – Recognition and Measurement, Section 3855, Financial Instruments – Disclosures, Section 3862, Financial Instruments – Presentation, Section 3863, Hedges, Section 3865 and Capital Disclosures, Section 1535. The Company is currently evaluating the potential impact, if any, on the Company’s financial statements, but has determined that financial statement note disclosure will be increased.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2.	Restatements

During the year, the Company re-examined its accounting for warrants as presented in note 8e) and the share bonus program presented in note 13. As a result of this re-examination, the Company determined that share capital and contributed surplus were inappropriately measured and recognized during the year ended 31 January 2006. Furthermore, the Company determined that consulting fees charged to the consolidated statement of loss for the year ended 31 January 2005 under the share bonus program were understated by $638,000.

The company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

Line Item	31 January 2006		31 January 2005

	As Previously	Revised	As Previously	Revised
	Reported		Reported
Consulting fees			372	1,010
Loss for the year			3,778	4,416
Deficit	34,068	34,706	18,139	18,777
Loss per share			(0.07)	(0.09)
Share capital	49,022	46,009	18,389	19,027
Contributed surplus	4,431	8,084

3.	Financial Instruments

	a)	Fair value

The carrying value of cash, accounts receivable, accounts payable and long-term debt approximates the fair value of these financial instruments due to their short-term maturity, discounted nature or capacity of prompt liquidation.

	b)	Interest rate risk

The Company is exposed to interest rate risk due to the longer-term maturity of some of its monetary assets and liabilities.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

4.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated 4 January 1989 and a subsequent amendment and assignment, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The current term of the renewable lease is 20 years and calls for total lease payments of $1,475,000. All lease payments have been paid or accrued to 31 January 2007. The agreement requires future annual lease payments of $150,000 from 4 January 2006 to 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

5.	Mineral Property, Plant and Equipment

Details are as follows:

		Accumulated	Net Book
31 January 2007	Cost	Amortization	Value
NorthMet Project	$38,056	$-	$38,056
Leasehold improvements	$41	$-	$41
Computers	$17	$5	$12
Furniture and equipment	$63	$6	$57
	$38,177	$11	$38,166

		Accumulated	Net Book
31 January 2006	Cost	Amortization	Value
NorthMet Project	$14,225	$-	$14,225
Computers	$18	$4	$14
Furniture, equipment and vehicles	$10	$2	$8
	$14,253	$6	$14,247

Erie Plant, Minnesota, U.S.A.

By a Memorandum of Understanding dated 5 December 2003 and an option agreement dated 14 February 2004, the Company obtained an option (“Cliffs Option”) to acquire certain property, plant and equipment (“Cliffs Assets”) from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near the Company’s NorthMet Project.

As consideration for the exclusive Cliffs Option, the Company paid $500,000 prior to 31 January 2004 as required and issued to Cliffs 1,000,000 common shares on 30 March 2004, valued at $229,320 to maintain the exclusive rights until 30 June 2006.

On 14 September 2005 the Company reached an agreement in principle with Cliffs on the terms for the early exercise of the Cliffs option and the scope of the plant and equipment to be acquired. On 15 November 2005, the Company exercised this extended option and acquired 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota under the Asset Purchase Agreement.

The consideration for the Asset Purchase was $3.4 million in cash ($1,896,000 paid) and the issuance of 6,200,547 common shares (at fair market value of $7,564,444) in the capital stock of the Company. The remaining cash component will be paid in quarterly instalments of US$250,000 plus interest (Note 6). Interest accrued in the amount of $169,000 has been capitalized as part of the cost of the NorthMet Project assets.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

5.	Mineral Property, Plant and Equipment - Continued

On 20 December 2006, the Company closed a transaction (the “Asset Purchase Agreement II”) in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The purchase price totalling 2 million shares and $15 million in cash and debt is in four tranches:

• 2 million shares of PolyMet, paid at closing;

• $1 million in cash, paid at closing;

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest will be payable quarterly from 31 December 2006 at the Wall Street Journal Prime Rate; and,

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate, accordingly the debt has been fair valued, for balance sheet purposes, by discounting it at the Wall Street Journal Prime Rate.

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $3,422,000 (Note 7) has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Under the terms of the agreement Cliffs has the right to participate on a pro-rata basis in future cash equity financings. The Company has a 20 business day first right to acquire or place any shares of PolyMet that Cliffs may chose to sell from time-to-time.

As the above assets are not in use no amortization of these assets has been recorded to 31 January 2007.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

6.	Long Term Debt

Pursuant to the Asset Purchase Agreements (Note 5) the Company’s wholly owned subsidiary Poly Met Mining, Inc. signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note is interest bearing at the annual simple rate of four percent (4%) and shall be paid in quarterly instalments equal to $250,000 for total repayment of $2,500,000. The second note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000. No interest will be payable on the third note until 31 December 2009, accordingly it has been fair valued, for balance sheet purposes, by discounting it at the Wall Street Journal Prime Rate. As at 31 January 2007 the outstanding long term debt was as follows:

	31 January 2007	31 January 2006

Notes Payable	$13,768	$2,400
Accrued interest	85	20
Total debt	13,853	2,420
Less current portion	(2,000)	(1,000)

Long term debt	$11,853	$1,420

7.	Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreements (Note 5), the Company indemnified Cliffs for the liability for final reclamation and closure of the mine and acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 31 January 2007 and Canadian GAAP. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s estimate the fair value of the asset retirement obligation was $3,422,000 (2006 - $2,510,000). These were based upon a 31 January 2007 undiscounted future cost of $21.6 million for the first Cliffs transaction and $1.8 million for Cliffs II, an annual inflation rate of 3.00%, and a credit-adjusted interest rate of 12.00% and a mine life of 20 years, commencing in late-2008 and a reclamation period of 5 years. During the year ended 31 January 2007, the Company increased the credit-adjusted interest rate from 9% to 12% to reflect the Company’s expected borrowing rates. Accretion of the liability of $280,000 (2006 - $47,000) until the commencement of commercial production will be capitalized to the NorthMet Project assets.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital

	a)	Share Issuances for Cash

During the year ended 31 January 2007 the Company issued the following shares for cash:

		i)	14,662,703 shares pursuant to the exercise of warrants at prices between Cdn$0.20 and Cdn$2.00 (US$0.09 and US$1.77) for total proceeds of $14.310 million (Note 8e));

		ii)	2,193,000 shares pursuant to the exercise of stock options for total proceeds of $765,000 (Note 8b));

During the year ended 31 January 2006 the Company issued the following shares for cash:

		i)	224,925 shares pursuant to the exercise of warrants allotted at 31 January 2005 (note 8e));

ii)

Four private placements for a total of 28,494,653 shares at prices of CDN$0.55 – CDN$1.40 (US$0.48 - US$1.22) for net proceeds of $20,389,000 ($763,000 was received prior to 31 January 2005). Each of the private placements included share purchase warrants (Note 8e)). Cash share issue costs in the amount of $909,000 were included in respect of these private placements;

		iii)	5,700,628 shares pursuant to the exercise of 5,700,628 share purchase warrants for total proceeds of $3,296,000 (Note 8e));

		iv)	1,795,852 shares pursuant to the exercise of stock options for total proceeds of $197,000 (Note 8b));

	b)	Stock Options

	31	Weighted	31 January	Weighted	31 January	Weighted
	January	Average	2006	Average	2005	Average
	2007	Exercise	Options	Exercise	Options	Exercise
	Options	Price		Price		Price
		(CDN$)		(CDN$)		(CDN$)
Outstanding -
Beginning of year	6,783,700	0.80	4,999,552	0.32	3,542,952	0.11
Granted	4,500,000	2.93	3,580,000	1.13	2,545,000	0.52
Cancelled	(700)	(0.10)	-	-	-	-
Exercised	(2,193,000)	(0.39)	(1,795,852)	0.13	(1,088,400)	0.10
Outstanding -
End of year	9,090,000	1.95	6,783,700	0.80	4,999,552	0.32

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	b)	Stock Options - Continued

As at 31 January 2007, the following director, officer, consultant and employee stock options were outstanding:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$)	(CDN$)	outstanding
9 March 2009	0.34	0.40	225,000
28 April 2009	0.63	0.75	150,000
5 July 2009	0.56	0.66	1,125,000
18 October 2009	0.67	0.79	50,000
30 March 2010	0.55	0.65	425,000
1 May 2010	0.72	0.85	350,000
15 June 2010	0.80	0.94	40,000
19 September 2010	1.15	1.36	1,690,000
24 October 2010	1.02	1.20	280,000
5 December 2010	0.97	1.15	255,000
20 March 2011	2.33	2.76	3,200,000
19 June 2011	2.51	2.97	325,000
1 September 2011	3.23	3.82	325,000
22 September 2011	2.97	3.51	75,000
5 January 2012	2.79	3.30	575,000
	1.65	1.95	9,090,000

As at 31 January 2007 all options, except for the 575,000 expiring 5 January 2012, had vested and were exercisable. These options have vesting periods over 12 to 18 months.

c)	Stock-Based Compensation

i)

During the year ended 31 January 2007, the Company issued 4,500,000 options to directors, officers, consultants and employees with exercise prices of CDN$2.76 – CDN$3.82 (US$2.33 – US$3.23) per option.

The fair value of stock-based compensation in the amount of $4,723,000 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.89% to 4.09%
Expected dividend yield	Nil
Expected stock price volatility	59.91% to 83.01%
Expected option life in years	2.33

The weighted fair value of options granted was Cdn$1.36 (US$1.15)

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	c)	Stock-Based Compensation - Continued

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

ii)

During the year ended 31 January 2006, the Company issued 3,580,000 options to directors, officers, consultants and employees with exercise prices ranging from CDN$0.65 - CDN$1.36 per option. The fair value of stock-based compensation in the amount of $3,523,324 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.66%
Expected dividend yield	Nil
Expected stock price volatility	131%
Expected option life in years	5.00

iii)

During the year ended 31 January 2005, the Company issued 2,545,000 options to directors, officers, consultants and employees with exercise prices ranging from CDN$0.21 - CDN$0.79 per option. The fair value of stock-based compensation in the amount of $992,658 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This amount includes the expense for the 950,000 options at CDN$0.13, granted on 3 October 2003, which were approved by the Company’s shareholders on 24 May 2004. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.25%
Expected dividend yield	Nil
Expected stock price volatility	143%
Expected option life in years	4.78

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation expense and warrants issued, reduced by the fair value of the stock options and warrants exercised.

Details are as follows:

	January 31	January 31
	2007	2006
		(restated – note 2)
Balance – Beginning of year	$8,084	$1,006
Current year fair value of stock-based compensation	4,723	3,523
Fair value of warrants issued in unit financings	-	3,653
Fair value of warrants exercised during the year and
transferred to share capital	(3,653)	-
Fair value of warrants issued for deferred financing costs	1,197	-
Fair value of stock options exercised during the year and
transferred to share capital	(737)	(98)
Balance – End of year	$9,614	$8,084

e)	Share Purchase Warrants

The Company’s share purchase warrants as at 31 January 2007 and 2006 and the changes during the years then ended are as follows:

	2007		2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Warrants	Price	Warrants	Price
		(CDN$)		(CDN$)
Warrants outstanding and
exercisable - beginning of year	14,663,000	1.07	5,841,000	0.42
Issued	1,100,000	4.53	15,175,000	1.17
Exercised	(14,663,000)	(1.07)	(5,925,000)	(0.66)
Expired	-	-	(428,000)	(1.20)

Warrants outstanding and
exercisable – end of year	1,100,000	4.53	14,663,000	1.07

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	e)	Share Purchase Warrants - Continued

Share purchase warrants outstanding at 31 January 2007 and 2006 are as follows:

	Exercise	Number of Shares
Expiry Date	Price	2007	2006
	(CDN$)
1 March 2006	1.20	-	625,000
16 November 2006	0.20	-	3,429,000
28 February 2008	1.25	-	3,336,000
22 March 2008	1.25	-	4,573,000
9 May 2007	2.00	-	1,772,000
6 September 2007	1.25	-	928,000
31 October 2006	4.53	1,100,000	-

		1,100,000	14,663,000

On 31 October 2006, the Company issued 600,000 warrants to BNP Paribas Loan Services as partial consideration under the agreement described in Note 13d). These warrants have an exercise price of US$4.00 per share and expire on 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest.

During the year ended 31 January 2007, aside from the above warrant and option exercises, the Company did not enter into any financings.

During the year ended 31 January 2006 the Company completed the following financings (for accounting purposes, the value of the units was not originally bifurcated between share capital and warrants). The 31 January 2006 figures were restated in these financial statements to reflect this requirement.

(i)

A non-brokered private placement for 9,000,000 units at a price of CDN$0.55 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$0.70 per Warrant Share at any time until the close of business on the day which is 24 months from the date of Closing, provided that if the closing price of the Issuer’s shares, as traded on the Exchange, trade at or exceed CDN$1.00 per share for 30 consecutive trading days, the Warrants will terminate 30 days thereafter.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	e)	Share Purchase Warrants - Continued

(ii)

A non-brokered private placement for 6,672,219 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter.

(iii)

A brokered private placement for 9,277,777 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days (Accelerated Expiry), the Warrants will terminate 30 days thereafter. In addition, 927,777 share purchase warrants were issued as finders fee at a price of CDN$1.25 for a period of two years from the date of Closing and include the Accelerated Expiry provision.

(iv)

A non-brokered private placement for 3,544,657 units at a price of CDN$1.40 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$2.00 per Warrant Share at any time until the close of business on the day which is 18 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter.

	f)	Shareholder Rights Plan

Effective 4 December 2003, the Company adopted a Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 May 2004. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, upon certain events occurring (as defined in the Rights Plan), each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time, as defined in the Rights Plan.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

9.	Supplemental Disclosure With Respect To Statements of Cash Flows

During the years ended 31 January 2007, 2006 and 2005, the Company entered into the following non-cash investing and financing activities:

	2007	2006	2005
Issued 2,000,000 (2006 – 6,200,547; 2005 –
1,000,000) shares to Cliffs pursuant to the
Company’s exercise of the Cliffs Option to
purchase the Cliffs Assets	$6,160	$7,564	$229
Issued promissory notes payable to Cliffs
pursuant to the Company’s exercise of the Cliffs
Option to purchase the Cliffs Assets	$12,518	$2,400	$-
Recorded an Asset Retirement Obligation and a
corresponding increase in Cliffs Assets pursuant
to the Company’s exercise of the Cliffs Option to
purchase the Cliffs Assets	$911	$2,511	$-
Transfer from contributed surplus to capital stock
on exercise of stock options	$737	$98	$42
Transfer from share subscriptions to share capital
on issuance of the related shares	$-	$763	$-
Capitalized accrued interest on the promissory
note payable to Cliffs	$165	$21	$-
Issued nil (2006 – 852,915; 2005 – 155,626)
shares for finders’ fees on private placements	$-	$617	$96

10.	Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2007	2006	2005

Rent and office charges paid to a company of the
which the president is a director	$62	$25	$20

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

11.	Income Taxes

The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

	2007	2006
Provision for recovery of taxes at statutory rates	$(6,105)	$(5,553)
Tax benefit not recognized on current year losses	2,156	1,174
Differences in foreign tax rates	(426)	(358)
Non-deductible items and other	4,375	4,737

	$-	$-

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as at 31 January 2007 are as follows:

	2007	2006
Non-capital loss carry forwards	$5,916	$4,114
Unutilized exploration expenses	8,422	6,439
Capital assets	(8)	(7)
Total gross future income tax assets	14,330	10,546
Less: valuation allowance	(14,330)	(10,546)

Net future income tax allowance	$-	$-

The Company has income tax loss carry forwards of approximately $7.4 million in Canada, which may be used to reduce future income taxes otherwise payable and which expire in the years 2008 to 2027.

The Company has income tax loss carry forwards of approximately $9.8 million in the United States, which may be used to reduce future income taxes otherwise payable and which expire in the years 2008 to 2027. Virtually all of the unutilized exploration expenses are in the United States.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

12.	Segmented Information

The Company is in the feasibility stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

2007	Canada	U.S.	Consolidated
Segment operating loss	$8,824	$9,069	$17,893
Identifiable assets	$9,845	$38,886	$48,731

2006
Segment operating loss	$4,523	$11,406	$15,929
Identifiable assets	$11,653	$14,381	$26,034

13.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 January 2007, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought when the Company is closer to completing the Milestone. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders, instead of CDN$0.19 per share as presented in the financial statements as of 31 January 2006 and 2005. An appropriate adjustment was posted during the current fiscal year and the prior two fiscal years were restated as mentioned in note 2 to these financial statements.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	(i) issued
Milestone 2	1,300,000	(ii)
Milestone 3	2,400,000	(iii) issued
Milestone 4	3,240,000	(iv)

(i)

Milestone 1 –Completion of an agreement with Cliffs-Erie LLC for the option to purchase of Cliffs-Erie facility to be used as a part of mining and processing operations for the NorthMet Project. This milestone was achieved on 16 February 2004 and therefore, during the year ended 31 January 2005, the Company expensed a CDN$1,192,500 (US$872,552) bonus as consulting fees and allotted 1,590,000 shares. These shares were issued in March 2005.

(ii)	Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of raw materials to be produced from the NorthMet Project.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

13.	Contingent Liabilities and Commitments - Continued

(iii)

Milestone 3 –Completion of a “bankable feasibility study” which indicates that commercial production from the NorthMet Project is viable. This milestone was achieved on 25 September 2006 and therefore, during the year ended 31 January 2007, the Company expensed a C$1,762,500 ($1,289,621) bonus as consulting fees and allotted 2,350,000 shares. These shares were issued in October 2006.

(iv)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the company has not less than 50% ownership interest.

(v)

At the Annual General Meeting of shareholders of the Company, held on 21 June 2006, the shareholders approved the issuance of shares under Milestone 3. Shareholders also approved accelerated vesting of bonus shares whereby, in the event the Company is the subject of a take-over bid, all shares that remain subject to issuance under Milestones 2 and 4 shall be vested and issued provided that no individual will benefit from both accelerated vesting and terminated severance allowances as described in paragraph b) below.

b)

As a part of certain employment and management contracts, the Company had agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances were based upon the Company’s implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. These severance allowances have been terminated pursuant to oral or written amendments to these contracts and will be replaced by termination agreement representing up to three times the average annual compensation in the three years prior to change of control.

c)

Pursuant to the Company’s Asset Purchase Agreement with Cliffs (Note 5), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement will also include a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

d)

On 31 October 2006 the Company entered into an agreement with BNP Paribas Loan Services (“BNPP”) whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants to purchase 600,000 shares of the Company’s common stock at a price of US$4.00 per share at any time prior to 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest. As part of the agreement, PolyMet will also pay BNPP $50,000 per month for its advice and assistance.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The U.S. Securities and Exchange Commission requires that financial statements of foreign registrants contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under Canadian GAAP, the Company capitalizes accretion relating to its asset retirement obligations to mineral property, plant and equipment. Under US GAAP, this amount is expensed for the period prior to the DFS and debited to the Mineral property, plant and equipment asset.

The effects of the differences in accounting principles on accretion of asset retirement obligation on net loss and comprehensive loss are as follows:

	2007	2006	2005
Net Loss and Comprehensive Loss:
Net loss - Canadian GAAP basis	$17,893	$15,929	$4,416
Adjustment of accretion to asset retirement obligation	155	47	-
Net loss and comprehensive loss - U.S. GAAP basis	$18,048	$15,976	$4,416

Weighted average number of shares computed under U.S. GAAP	114,754,213	73,484,490	53,784,877
Loss per share following U.S. GAAP	$(0.16)	$(0.22)	$(0.08)

b)	Recent U.S. Accounting Pronouncements, which relate to the Company’s current operations are summarized as follows:

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period- specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. The adoption of this standard did not result in a material impact to the Company’s consolidated financial statements.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company expects that the adoption of FIN 48 will not have a material effect on its financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on 1 February 2008. The Company is currently reviewing the impact of this statement.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158”). SFAS 158 requires an employer that sponsors one or more single-employer defined benefit plans to (a) recognize the overfunded or underfunded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS 87, “Employers’ Accounting for Pensions”, or SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, (c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end, and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The adoption of this standard did not result in a material impact to the Company’s consolidated financial statements.

In February 2007, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). SFAS 159 allows the company to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after 15 November 2007. The Company is currently evaluating the requirements of SFAS 159 and the potential impact on the Company’s financial statements.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

In a recent continuous disclosure review, the SEC determined that for US GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is denominated in a currency different from the functional currency of the entity. The SEC's view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with changes in fair value recorded in earnings. A recent meeting of the FASB considered the SEC’s view and the FASB have recommended that Companies be allowed to implement this accounting in a future year, as an accounting change. The Company intends to adopt this accounting in the period the FASB recommends and to treat the adjustments as an accounting change.

15.	Subsequent Events

In addition to items disclosed elsewhere in these financial statements, the Company conducted the following transactions after 31 January 2007:

a)

On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees totalling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above; and

	b)	The Company granted 1,950,000 stock options to directors, officers, consultants and employees at prices ranging from US$2.88 to $2.99. Of these options, 475,000 vested immediately and 1,475,000 are scheduled to vest at future dates or upon future events.

c)

On 25 April 2007, the Company's agreement with Minnesota Power, whereby Minnesota Power will provide all of PolyMet's electric service needs at its NorthMet project through 2018 was approved by the Minnesota Public Utilities Commission.